OMB APPROVAL

OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1- Exit Filing)*

Spark Energy Inc.

(Name of Issuer)

Class A Common

(Title of Class of Securities)

846511103

(CUSIP Number)

Wells Fargo Utility & Telecommunications Fund
c/o Crow Point Partners − Diane DeCaprio
25 Recreation Park Dr. #206
Hingham, MA 02043
781 875 3185

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

7/13/18

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

CUSIP No. 846511103
1.	Names of Reporting Persons.
Wells Fargo Utility & Telecommunications Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA

Number of	7.	Sole Voting Power 0
Shares Bene-
ficially by	8.	Shared Voting Power 0
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions)
IV

This report on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Spark Energy, Inc. (the “Company”). The Report on Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Person on April 22, 2016 (the “Schedule 13D”) is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D and is the only and final amendment to the Schedule 13D and an exit filing for Wells Fargo Utility & Telecommunications Fund (the “Reporting Person”).

Item 4. Purpose of Transaction

On July 13, 2018, the Reporting Person sold for cash 729,006 shares of Common Stock (the “Sale”) for $9.05 per share in two Rule 17a-7 transactions. Following the Sale, the Reporting Person ceased to be the owner of any shares of the Common Stock of the Company.

Item 5. Interest in Securities of the Issuer

(a)	As of the date of the filing of this Amendment, the Reporting Person no longer beneficially owns any shares of the Company.

(b)	N/A
(c)	Except as disclosed in this Amendment, the Reporting Person did not enter into any transactions in the Common Stock of the Company within the past 60 days.

(d)	N/A
(e)	On July 13, 2018, as a result of the Sale, the Reporting Person ceased to be the owner of any shares of Common Stock of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/13/18

Date

Timothy P. O’Brien

Timothy P. O’Brien
Signature

Portfolio Manager

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

4